COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 22, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)
Columbia Risk Allocation Fund (the “Fund”)
Post-Effective Amendment Nos. 202 and 204
File No. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on September 16, 2014 for the above-referenced Post-Effective Amendments (“Filings”). Comments and responses are outlined below.

Prospectus comments

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please provide the completed table with the response letter.

Response:	The completed Annual Fund Operating Expenses table is as follows:

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Classes K, R, R4, R5, W, Y and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class K	Class R	Class R4	Class R5	Class W	Class Y	Class Z
Management fees	0.47%	0.47%	0.47%	0.47%	0.47%	0.47%	0.47%	0.47%	0.47%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%
Other expenses(c)	1.26%	1.26%	1.28%	1.26%	1.26%	1.03%	1.26%	0.98%	1.26%
Acquired fund fees and expenses	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%
Total annual Fund operating expenses(d)	2.26%	3.01%	2.03%	2.51%	2.01%	1.78%	2.26%	1.73%	2.01%
Less: Fee waivers and/or expense reimbursements(e)	(1.10%)	(1.10%)	(0.99%)	(1.10%)	(1.10%)	(0.99%)	(1.10%)	(0.99%)	(1.10%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.16%	1.91%	1.04%	1.41%	0.91%	0.79%	1.16%	0.74%	0.91%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months of purchase, as follows: 1.00% if redeemed within 12 months of purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge applies to redemptions within one year of purchase, with certain limited exceptions.
(c)	Other expenses for Class A, Class C, Class K, Class R, Class R5, Class W and Class Z shares have been restated to reflect current fees paid by the Fund and other expenses for Class R4 and Class Y shares are based on estimated amounts for the Fund’s current fiscal year.
(d)	“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Net Expenses” shown in the Financial Highlights section of this prospectus because “Net Expenses” do not include acquired fund fees and expenses.
(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes and extraordinary expenses) until September 30, 2015, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.16% for Class A, 1.91% for Class C, 1.04% for Class K, 1.41% for Class R, 0.91% for Class R4, 0.79% for Class R5, 1.16% for Class W, 0.74% for Class Y and 0.91% for Class Z.

Comment 2:	Supplementally explain the reason for restating other expenses as referenced in the footnote to the Annual Fund Operating Expenses table.

Response:	Other expenses for Class A, Class C, Class K, Class R, Class R5, Class W and Class Z shares are restated due to changes in transfer agency fees for these share classes, as approved by the Fund’s Board.

Comment 3:	In the Principal Investment Strategies, as disclosed in the Summary of the Fund section, please consider revising the discussion of “rate assets” and “spread assets” for purposes of average investor understandability.

Response:	The disclosure in the Summary of the Fund will be revised to state:
The Investment Manager may use a variety of security and instrument types to gain exposure to equity securities, inflation-hedging assets and fixed income securities (generally consisting of fixed income securities issued by governments, which are referred to as interest rate assets, and other fixed income securities, which are referred to as spread assets).

Comment 4:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying security, the Fund will cover the market value of the underlying position minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund holds the underlying security as an offset, the Fund will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit. When buying CDS that are centrally cleared, the Fund will cover the daily marked-to-market obligation (i.e, the daily net liability) minus any margin on deposit with the exchange.

Comment 5:	Please confirm that the Fund is aware of Release No. IC-10666 with regard to total return swaps.

Response:	So confirmed.

Comment 6:	The disclosure that “the Fund’s net notional investment exposure will be approximately 150% of the net assets of the Fund” contained in the Summary section’s Principal Investment Strategies, may be too detailed for Summary disclosure. Please consider whether the disclosure is appropriate for the Summary section.

Response:	The sentence containing the disclosure cited in the comment will be removed from the Summary section and appear only in the Statutory Principal Investment Strategies section.

Comment 7:	Disclosure in the Principal Investment Strategies section includes the concept of leverage. Is there a limit on the Fund’s ability to leverage?

Response:	The Fund is not subject to any specific limitation on leverage other than generally applicable limits on registered investment companies and, at times, may utilize significant amounts of leverage, as indicated in the Principal Investment Strategies. Under the most frequently anticipated market conditions, the investment manager expects that the Fund’s net notional investment exposure will be approximately 150% of the net assets of the Fund.

Comment 8:	If the Fund engages in short selling, please confirm that any interest and dividend expense will be included in the operating expenses of the Fund’s fee and expense table.

Response:	So confirmed.

Comment 9:	Please consider removing the following Principal Risks from the Summary section: Changing Distribution Level Risk and Commodity Futures Trading Commission (CFTC) Regulatory Risk.

Response:	We believe that Changing Distribution Level Risk is applicable because of the Fund’s investments in fixed income securities and because it is consistent with its investment objective to seek to provide consistent returns. Commodity Futures Trading Commission (CFTC) Regulatory Risk is an appropriate principal risk because the Fund is now subject to dual regulation by the SEC and the CFTC under the CFTC harmonized compliance Rule 78 FR 52308.

Comment 10:	The commodity-linked derivative risks do not appear to have a tie in the Principal Investment Strategies section. Please consider adding to Principal Investment Strategies or removing these risks from Principal Risks.

Response:	These risks will be removed from the Principal Risks section.

Comment 11:	Please consider combining Foreign Currency Risk and Derivatives Risk/Forward Foreign Currency Contracts Risk into a single risk disclosure.

Response:	Foreign Currency Risk will be removed from the Principal Risks section.

Comment 12:	In the Performance Information section, the bar chart and Average Annual Total Returns table are blank. Please provide the completed chart and table with the response letter.

Response:	The completed bar chart and Average Annual Total Returns table are as follows for the Fund:

Year by Year Total Return (%) as of December 31 Each Year*

[bar chart]

-6.16%

2013

Best and Worst Quarterly Returns During the Period Shown in the Bar Chart
Best	3rd Quarter 2013	3.83%
Worst	2nd Quarter 2013	-11.83%

*	Year to Date return as of June 30, 2014: 11.55%

	Share Class Inception Date	1 Year	Life
Class A	06/19/2012
returns before taxes		-11.56%	-2.65%
returns after taxes on distributions		-13.13%	-4.42%
returns after taxes on distributions and sale of Fund shares		-6.23%	-2.51%
Class C returns before taxes	06/19/2012	-7.62%	0.46%
Class K returns before taxes	06/19/2012	-6.15%	1.17%
Class R returns before taxes	06/19/2012	-6.34%	0.96%
Class R5 returns before taxes	06/19/2012	-5.87%	1.46%
Class W returns before taxes	06/19/2012	-6.06%	1.19%
Class Z returns before taxes	06/19/2012	-5.87%	1.47%
Old Blended Benchmark (60% S&P 500 Index and 40% Barclays U.S. Aggregate Bond Index)		17.56%	14.39%
New Blended Benchmark (60% MSCI ACWI All Cap Index (Net) and 40% Barclays Global Aggregate Bond Index)		12.50%	13.19%
Citigroup 3-month U.S. Treasury Bill Index (reflects no deductions for fees, expenses or taxes)		0.05%	0.06%

Effective October 1, 2014, the Fund compares its performance to that of the 60% MSCI ACWI All Cap Index (Net) and 40% Barclays Global Aggregate Bond Index (the New Blended Index). The Fund’s investment manager made this recommendation to the Fund’s Board of Trustees because the investment manager believes that the New Blended Index provides a more appropriate basis for comparing the Fund’s performance because it is more reflective of the global positioning of the portfolio. Information on the New Blended Index and old benchmark will be included for a one-year transition period. Thereafter, only the New Blended Index will be included.

Comment 13:	With regard to the Related Performance Information section:

a)	Confirm that the performance of all accounts managed by the Investment Manager with investment policies and strategies substantially similar to those of the Fund are included in the presentation;

b)	Confirm that the related performance is net of all fees and expenses of the Other Fund or, if the Fund’s fees were used in the calculation of the related performance of the Other Fund, that such fees did not result in higher performance than if it were calculated using the actual fees and expenses of the Other Fund;

c)	Confirm that the Other Fund is not subject to limitations of the Investment Company Act of 1940 or the Internal Revenue Code; and

d)	Confirm that the performance of the Other Fund is calculated in accordance with the standard SEC method for calculation of performance data or, if not used, disclose what method was used.

Response:	With respect to comments concerning the disclosure in the Related Performance Information section:

a)	So confirmed.

b)	The related performance shown is net of all fees and expenses of the Other Fund.

c)	So confirmed. A sentence stating that the Other Fund is not subject to limitations of the Investment Company Act of 1940 or the Internal Revenue Code will be added to the Related Performance Information section.

d)	So confirmed.

In connection with the above-referenced Filings, the Registrant hereby acknowledges the following:

The disclosures in the Filings are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filings. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I

5